Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Commission File No. for Registration Statement

on Form S-4 filed by SandRidge Energy, Inc.: 333-221973

Q: There seems to have been a lot of news around our announced acquisition of Bonanza Creek Energy. Can you provide an update on what’s happening?

A: As both SandRidge and Bonanza Creek are public companies and the proposed transaction is subject to shareholder approval we are limited in what we are able to discuss publicly, even to employees. We recently launched a new website dedicated to providing information about the transaction – www.sandridgeandbonanza.com. This web site will be updated whenever new information about the transaction is available. Take a look at this as it has a lot of good information and will hopefully answer your questions. If you have others stop by and see me.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge has filed with the SEC a registration statement on Form S-4, which includes a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge. The registration statement has not yet become effective. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

Participants in the Solicitation

Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. For example, statements regarding the benefits of the transaction and closing of the proposed merger are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results and timing to differ materially from the benefits, results and timing predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions and uncertainties as to the timing of the closing; the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, and uncertainty of financial performance following completion of the proposed merger. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov. Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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SandRidge posted the Q&A filed herewith on its intranet.